Mail Stop 3561

July 8, 2009

Robert G. Gwin
President and Chief Executive Officer
Western Gas Partners, LP
1201 Lake Robbins Drive
The Woodlands, Texas 77380-1046

      Re: Western Gas Partners, LP
               Registration Statement on Form S-3
               Filed June 16, 2009
               File No. 333-160000
               Form 10-K for Fiscal Year Ended December 31, 2008
               File No. 001-34046

Dear Mr. Gwin:

      We have limited our review of your filings to those issues we have addressed in our comments. Where indicated, we think you should revise your documents in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filings. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Registration Statement on Form S-3

Fee Table

1. Please revise your footnote 2 to indicate that the securities may be guaranteed by one or more existing or future subsidiaries of Western Gas Partners, LP. Please confirm that if subsidiaries that are not identified as co-registrants provide guarantees of the debt securities, you will file a new registration statement related to those guarantees.

Exhibit 5.1

2. We note that section 203 of each of the indentures for the senior debt securities and the subordinated debt securities provides that the laws of the state of New York shall be the governing law of the securities and the indentures. Counsel must provide a legal opinion that the debt securities and guarantees will be binding obligations of the registrants. Please indicate that counsel has opined under New York law with respect to the debt securities and guarantees. See Item 601(b)(5) of Regulation S-K.

3. We note the language in the last paragraph of the Holland & Hart legal opinion, which states that the opinion "may not be relied upon for any other purpose." Disclaimers of responsibility that in any way state or imply that investors are not entitled to rely on the opinion, or other limitations on whom may rely on the opinion, are unacceptable. Delete this disclaimer from the legality opinion.

4. Also in the same paragraph of the Holland & Hart legal opinion, we note the language, "[t]his opinion letter speaks only as of the date hereof and we assume no obligation to update or supplement this opinion to reflect any facts or circumstances that arise after the date of this opinion letter and come to our attention, or any future changes in laws. This opinion letter is provided as a legal opinion only, effective as of the date of this letter…" Please be advised that in order for this registration statement to become effective, it will be necessary for counsel to file an opinion dated as of the effective date. Alternatively, counsel should remove the limitations from the opinion.

Form 10-K for Fiscal Year Ended December 31, 2008

Disclosure Controls and Procedures, page 73

5. You are required to disclose your principal executive officer's and principal financial officer's evaluation of the effectiveness of your disclosure controls and procedures as of the end of the period for which the report is filed. See Item 307 of Regulation S-K. Please revise to provide this disclosure. Also provide the disclosure required by Item 308T(b) of Regulation S-K.

***

As appropriate, please amend your registration statement and Form 10-K in response to these comments. You may wish to provide us with marked copies of the amendments to expedite our review. Please furnish a cover letter with your amendments that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendments and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendments for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Scott Anderegg, Staff Attorney at (202) 551-3342, Ellie Bavaria, Special Counsel, at (202) 551-3238 or me at (202) 551-3720 with any questions.

Sincerely,

H. Christopher Owings
Assistant Director

cc: Michael E. Dillard, Esq.